Filed by Sphere 3D Corporation.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Overland Storage, Inc.
Commission File No.: 000-22071

Sphere 3D Unveils Converged Virtualization Solution for MSPs

-The industry’s first converged solution supports public, private or hybrid cloud deployments-

MISSISSAUGA, ONTARIO - May 27, 2014 - Sphere 3D Corporation (TSX VENTURE: ANY, OTCQX: SPIHF) today announced the launch of the first-ever converged virtualization solution for Managed Service Providers (“MSP”s). The Sphere 3D Converged MSP Solution (“SCMS”) includes custom configurations of the V3 appliance, storage, industry-standard desktop virtualization, and the app virtualization platform Glassware 2.0™ .

The new solution has been in production with various clients since the initial part of this year. New trials are also underway and in planning stages with several North American MSPs in conjunction with Ericsson, a world leader in the rapidly-changing environment of communications and managed services technology.

“MSPs can expect more change in the next 2 years than they’ve seen in the past 15,” said Peter Tassiopoulos, CEO of Sphere3D. “Service providers are embracing the changes that accelerate and diversify revenues to ensure their strong future growth. Through this new offering and the support of our partners we are able to provide a turn-key solution that allows MSPs to increase recurring monthly subscription revenue while expanding their range of business offerings to customers.”

SCMS is the industry’s first converged solution and the first architecture that supports public, private or hybrid deployments. This distributed architecture is possible due to the strategic combination of technologies including the Desktop Cloud Orchestrator™ management software (“DCO”).

In addition, SCMS provides a configurable foundation that enables MSPs to generate new monthly revenue streams from the sale of virtual hosted workspaces with the flexibility to deploy through a choice of Infrastructure as a Service (IaaS), Platform as a Service (PaaS) and Desktop as a Service (DaaS).

The highlights of SCMS are as follows:

  Delivered on high performance V3 Desktop Cloud Computing appliances that support 25 – 400 virtual Windows® desktops per unit;
  Provides guaranteed performance that is 2 – 8x faster than physical desktops;
  The drop-in server appliances elegantly integrate into an industry standard hypervisor infrastructure (whether at the customer site or the datacenter), to provide the computing and local storage needed for hosting virtual desktops;
  DCO simplifies the creation and management of virtual desktops, including policies for failover and replication;
  Utilizes Glassware 2.0 to add standalone application virtualization and migration of legacy applications.
  Provides the ability for MSPs to seamlessly integrate virtual desktops alongside physical PCs and remote desktop session hosts; and
  Allows MSPs to standardize on a minimum set of desktop images and application libraries through on-demand personalization.

With Sphere 3D’s converged infrastructure solution, MSPs can now provide enterprise grade capabilities to organizations of all sizes. For more details, visit http://sphere3d.com/managed-service-providers/

Industry research shows an increasingly high interest and demand for the convergence of cloud and virtualization technology, said Entelechy Associates analyst Simon Bramfitt in an interview with Forbes.com, who also noted the great benefit to software and service providers of supporting additional customer bases in homogenous user populations with existing Windows applications, and delivered in a cost effective and seamless way.

"Sphere 3D’s cloud-based DaaS solution is the foundation of our IT environment, providing our employees with highly available, consistent and reliable access to cloud services through high-performance virtual desktops with failover and disaster recovery across 3 continents,” said Sunny Sengupta, vice president of Digital and IT at Leisure Pools. "We have significantly reduced IT’s management of individual desktops, allowing us to focus this vital resource on developing additional applications that expand workforce productivity instead.”

“With this new converged infrastructure solution, Sphere 3D has addressed a vital market need,” said Sylvain Boyer, CEO Nuvollo Corporation “It allows us to transition our focus from technical integration to business value and rapid solution adoption, at a lower total cost of ownership for our customers. We selected the V3 Series drop-in solution because it simplifies administration and enables us to seamlessly manage hybrid distributed client environments.”

For additional information Contact:

Sphere 3D:
Peter Tassiopoulos
CEO
Tel: (416) 749-5999
Peter@sphere3d.com
About Sphere 3D Corporation

Sphere 3D Corporation (TSX VENTURE:ANY) (OTCQX: SPIHF) is a Mississauga, Ontario based virtualization technology solution provider. Sphere 3D's V3 Systems division supplies the industry's first purpose built appliance for desktop virtualization. Sphere 3D's Glassware 2.0™ platform delivers virtualization of many of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the Company's filings with Canadian securities regulators (www.sedar.com).

Important Information for Investors and Stockholders

This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Overland Storage, Inc. (“Overland”) or a solicitation of any proxy, vote or approval. Sphere 3D Corporation (“Sphere 3D”) will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Overland that also constitutes a prospectus of Sphere 3D. Sphere 3D and Overland also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF OVERLAND ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain free copies of these documents when available free of charge under Sphere 3D’s profile on SEDAR at www.sedar.com, or by accessing Sphere 3D's website at www.sphere3d.com under the heading “Investors” and from Sphere 3D directly by contacting T. Scott Worthington, Chief Financial Officer: (416) 749-5999. Documents will also be available free of charge under Overland’s profile on EDGAR at www.sec.gov, or by accessing Overland’s website at www.overlandstorage.com under the heading “Investors” and from Overland directly by contacting Kurt Kalbfleisch, Chief Financial Officer: (858) 495-4211. Sphere 3D, Overland, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Overland in connection with the proposed Transaction. Information about the directors and executive officers of Overland is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Sphere 3D can be found in its 2014 management information circular dated April 25, 2014, which is available at www.sedar.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.